Mail Stop 4561

September 18, 2008

VIA USMAIL and FAX (609) 921 - 0577

Mr. Robert L. Lerner
Principal Executive Officer Of Ruvane Fund Management Corporation
RFMC Willowbridge Fund, L.P.
4 Benedek Road
Princeton, New Jersey 08540

> **Re: RFMC Willowbridge Fund, L.P.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Nos. 000-23529**

Dear Mr. Robert L. Lerner:

    We have completed our review of your Form 10-K and related filings and do not, at this
time, have any further comments.

                                        Sincerely,

                                        Cicely LaMothe
                                        Branch Chief